Michael H. Bison	Goodwin Procter LLP
617.570.1933	Counselors at Law
mbison@goodwinlaw.com	100 Northern Avenue
Boston, MA 02210
T: 617.570.1000
F: 617.523.1231

May 8, 2017

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:                             argenx SE

Amendment No. 1 to
Registration Statement on Form F-1
Filed May 4, 2017
File No. 333-217417

Dear Ms. Hayes:

This letter is being submitted on behalf of argenx SE (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed on May 4, 2017 (the “Registration Statement”), as set forth in your letter dated May 5, 2017 addressed to Mr. Van Hauwermeiren, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to the Company’s Registration Statement on Form F-1 (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2.

The response provided herein is based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two

<May 8, 2017>

copies of each of this letter and Amendment No. 2 (marked to show changes from the Registration Statement).

Exhibit 8.1

1.              It appears that you intend to use a short-form tax opinion. Please have counsel revise Section 3. Opinion to clearly state that the disclosure under the headings “Dutch Tax Consequences Prior To Our Redomiciliation” and “Dutch Tax Consequences Upon Completion of Our Redomiciliation” is the opinion of counsel. Please also revise the disclosure under these headings in the prospectus to clearly state that it is the opinion of counsel and to identify and articulate the opinions being rendered by counsel. Please ensure that you provide a firm opinion for each material tax consequence or explain why such an opinion cannot be given. Please also remove the language throughout stating that these sections are summaries. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 266, 267 and 273 of Amendment No. 2 and the Company advises the Staff that it will file a revised opinion in a subsequent amendment to the Registration Statement.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison

Michael H. Bison

Enclosures

cc:                                Tim Van Hauwermeiren, Chief Executive Officer, argenx SE

Eric Castaldi, Chief Financial Officer, argenx SE

Edwin M. O’Connor, Goodwin Procter LLP